SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com

December [22], 2011

VIA EDGAR

Kevin Rupert[, Esq.]

[Senior Counsel, Division of Investment Management]

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: TPG Specialty Lending, Inc. – Preliminary Schedule 14C Information Statement filed on December 13, 2011

Dear Mr. Rupert,

On behalf of our client, TPG Specialty Lending, Inc. (the “Company”), we have set forth below the response of the Company to the comment provided by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) during a telephonic conference on December 17, 2011 regarding the Company’s Preliminary Schedule 14C Information Statement filed on December 13, 2011 (the “Schedule 14C”).  Upon the Company’s receipt of the Staff’s approval of, or the successful incorporation of any additional comments of the Staff to the proposed response below, the Company intends to file and duly distribute a Definitive Schedule 14C Information Statement in accordance with Regulation 14C of the Securities and Exchange Act of 1934, as amended.  For ease of reference, a summary of the Staff’s comment is set forth below in italics and is immediately followed by the Company’s response.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14C.  All page references in the following responses correspond to the page numbers in the Schedule 14C.

1.                      Comment:   The Staff has requested that the Company provide example hurdle calculations under the Current Advisory Agreement and the Amended Advisory Agreement that will demonstrate how the new formula will affect the Adviser’s quarterly compensation in the event that (i) the assets of the Company increase and (ii) the assets of the Company decrease.

ATLANTA                      AUSTIN                                HOUSTON                       NEW YORK                                WASHINGTON DC
.

December [22], 2011

Response:                      In response to the Staff’s comment, the Company proposes to include the following disclosure immediately after the first paragraph on page 2 of the Schedule 14C:

See the example below for a comparison of the hurdle calculation under the Current Advisory Agreement and the Amended Advisory Agreement.

Example (*)(**)

Assumptions:

•	Relevant period: Calendar quarter commencing April 1, 2012 (the “2nd Quarter”)
•	Hurdle Rate: 1.5% (1)
•	Value of the Company’s net assets as of March 31, 2012: $200 million

Alternative 1: No increase or decrease in the Company’s net assets as a result of capital draws or dividend distributions during the 2nd Quarter

Additional Assumptions:

•	Company does not draw any capital from its investors during the 2nd Quarter
•	Company does not make any distributions or pay any dividends to its investors during the 2nd Quarter
•	Value of the Company’s net assets of June 30, 2012: $200 million (2)

Alternative 1a: Current Advisory Agreement

Hurdle	= 1.5% of the Company’s net assets as of June 30, 2012
= 1.5% * $200 million
= $3.0 million

Under the Current Advisory Agreement, the Adviser will not be entitled to receive any Income Incentive Fee in respect of the 2nd Quarter unless pre-incentive fee net investment income during such quarter exceeds $3.0 million.

Alternative 1b: Amended Advisory Agreement

Hurdle	= 1.5% of the average daily Hurdle Calculation Value throughout the 2nd Quarter (3)
= 1.5% * $200 million
= $3.0 million

December [22], 2011

Under the Amended Advisory Agreement, the Adviser will not be entitled to receive any Income Incentive Fee in respect of the 2nd Quarter unless pre-incentive fee net investment income during such quarter exceeds $3.0 million.

Alternative 2: Increase in the Company’s net assets as a result of capital drawn from investors during the 2nd Quarter

Additional Assumptions:

•	Company draws $50 million from its investors on May 15, 2012
•	Company does not make any distributions or pay any dividends to its investors during the 2nd Quarter
•	Value of the Company’s net assets as of June 30, 2012: $250 million (2)

Alternative 2a: Current Advisory Agreement

Hurdle	= 1.5% of the Company’s net assets as of June 30, 2012
= 1.5% * $250 million
= $3.8 million

Under the Current Advisory Agreement, the Adviser will not be entitled to receive any Income Incentive Fee in respect of the 2nd Quarter unless pre-incentive fee net investment income during such quarter exceeds $3.8 million.

Alternative 2b: Amended Advisory Agreement

Hurdle	= 1.5% of the average daily Hurdle Calculation Value throughout the 2nd Quarter (3)
= 1.5% * $225.8 million
= $3.4 million

Under the Amended Advisory Agreement, the Adviser will not be entitled to receive any Income Incentive Fee in respect of the 2nd Quarter unless pre-incentive fee net investment income during such calendar quarter exceeds $3.4 million.

Alternative 3:  Decrease in the Company’s net assets as a result of dividend distribution during the 2nd Quarter

Additional Assumptions:

•	Company does not draw any capital from its investors during the 2nd Quarter
•	Company makes a $50 million dividend distribution to its investors on May 15, 2012
•	Value of the Company’s net assets of June 30, 2012: $150 million (2)

December [22], 2011

Alternative 3a: Current Advisory Agreement

Hurdle	= 1.5% of the Company’s net assets as of June 30, 2012
= 1.5% * $$150 million
= $2.3 million

Under the Current Advisory Agreement, the Adviser will not be entitled to receive any Income Incentive Fee in respect of the 2nd Quarter unless pre-incentive fee net investment income during such quarter exceeds $2.3 million.

Alternative 3b: Amended Advisory Agreement

Hurdle	= 1.5% of the average daily Hurdle Calculation Value throughout the 2nd Quarter (3)
= 1.5% * $174.2 million
= $2.6 million

Under the Amended Advisory Agreement, the Adviser will not be entitled to receive any Income Incentive Fee in respect of the 2nd Quarter unless pre-incentive fee net investment income during such quarter exceeds $2.6 million.
_________________

(*) This hypothetical example is included solely for the purpose of comparing the hurdle calculation under the Current Advisory Agreement and the Amended Advisory Agreement and does not reflect the Company’s current expectations, estimates or projections about the Company, its portfolio investments or future performance.
(**) This example assumes that no IPO of the Company’s common stock has occurred.
(1) Represents 6.0% annualized hurdle rate
(2) Assumes that the only changes to the value of the Company’s net assets since March 31, 2012 are those resulting from any capital drawn from the Company’s investors and/or any distributions by the Company as described in the relevant alternative
(3) Equals the average daily value throughout the 2nd Quarter of (i) the Company’s net assets of March 31, 2012 plus (ii) the aggregate amount of capital drawn from the Company’s investors since the beginning of the 2nd Quarter minus (iii) the aggregate amount of distributions made by the Company since the beginning of the 2nd Quarter

December [22], 2011

The following table compares the hurdle calculations provided in the three alternatives.

Alternative	Hurdle Under Current Advisory Agreement	Hurdle Under Amended Advisory Agreement
Alternative 1 – No increase or decrease in the Company’s net assets as a result of capital draws or dividend distributions during the 2nd Quarter	$3.0 million	$3.0 million
Alternative 2 – Increase in the Company’s net assets as a result of capital drawn from investors during the 2nd Quarter	$3.8 million	$3.4 million
Alternative 3 – Decrease in the Company’s net assets as a result of dividend distribution during the 2nd Quarter	$2.3 million	$2.6 million

*                      *                      *

The Company has authorized us to acknowledge on its behalf that: (1) it is responsible for the adequacy and accuracy of the disclosures in its filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company has authorized us to acknowledge that the Division of Enforcement of the SEC has access to all information provided to the Staff in connection with the filing.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176.

December [22], 2011

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:
Joshua Easterly/ TPG Specialty Lending, Inc.
David Stiepleman/ TPG Specialty Lending, Inc.
Michael Gerstenzang, Esq./ Cleary Gottlieb Steen & Hamilton LLP
Adrian Leipsic, Esq./ Cleary Gottlieb Steen & Hamilton LLP
Anne Gray, Esq./ Sutherland Asbill & Brennan LLP